FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company
Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5

1. Name and Address of Reporting Person* RAMOS LUINA, RICARDO	2. Issuer Name and Ticker or Trading Symbol FIRST BANCORP (FBP)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

(Last) (First) (Middle) VILLA TORRIMAR 240 REY FEDERICO	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) ###-##-####	4. Statement For Month/Year August 2002	☐ Director ☒ Officer (give title below) EXECUTIVE VICE PRESIDENT	☐ 10% Owner ☐ Other (Specify below)
(Street)		5. If Amendment, Date of Original (Month/Year) AUGUST 2002	7. Individual or Joint/Group Filing (Check applicable line)
☐ Form Filed by One Reporting Person
GUAYNABO PR 00969			☐ Form Filed by More Than One Reporting Person
(City) (State) (Zip)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				(Instr. 3, 4 and 5)
		Code	V	Amount	(A) or (D)	Price

FIRST BANCORP’S COMMON STOCK	08-09-2002	P		10,000	A	$22.5625
EXERCISE OF OPTION UNDER EMPLOYEE STOCK OPTION PLAN	08-09-2002	P		5,000	A	$22.3125		D	N/A

FIRST BANCORP’S COMMON STOCK	08-20-2002	S		1,000	D	$40.05
FIRST BANCORP’S COMMON STOCK	08-20-2002	S		1,000	D	$40.45
FIRST BANCORP’S COMMON STOCK	08-20-2002	S		1,000	D	$40.25
FIRST BANCORP’S COMMON STOCK	08-21-2002	S		1,000	D	$40.25
FIRST BANCORP’S COMMON STOCK	08-26-2002	S		1,000	D	$40.28	10,000	D	N/A
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expira- tion Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
FIRST BANCORP COMMON STOCK			Code	V	(A)	(D)

Exercise Option to purchase	$22.5625	08-09 2002	X			10,000	08-24 1999	08-24 2009	First BanCorp	10,000

common stock	$22.3125	08-09 2002	X			5,000	12-31 2000	12-31 2010	First BanCorp	5,000		-0-	D

  Explanation of Responses:

/s/ Ricardo Ramos Luina	8-28-02
Signature of Reporting Person	Date

    **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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